UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 RCM TECHNOLOGIES, INC.
(Name of Issuer) Common Stock, $0.05 par value per share
(Title of Class of Securities) 749360400
(CUSIP Number)

Leon Kopyt c/o RCM Technologies, Inc. 2500 McClellan Avenue, Suite 350 Pennsauken, NJ 08109 (856) 356-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 749360400
1	NAME OF REPORTING PERSON
Leon Kopyt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
584,702 shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
584,702 shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
584,702 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.17% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Excludes 15,845 common shares underlying restricted stock units that will vest on December 13, 2020.
(2) Based on 11,299,383 outstanding shares of Common Stock of the Company as of June 2, 2020.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.05 per share (the “Common Stock”) of RCM Technologies, Inc. (the “Company”), a Nevada corporation.  The address of the Company’s principal executive offices is 2500 McClellan Avenue, Suite 350, Pennsauken, NJ 08109.

Item 2.     Identity and Background

(a)	This Statement is filed by Leon Kopyt (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o RCM Technologies, Inc., 2500 McClellan Avenue, Suite 350, Pennsauken, NJ 08109.

(c)	Leon Kopyt is a member of the Board of Directors of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person has owned the shares of Common Stock reported on this Statement for some time and has not acquired any shares of Common Stock, other than as compensation for his service on the Issuer’s Board of Directors, for over five years. On June 2, 2020, the Issuer engaged in a transaction that caused its shares of outstanding Common Stock to be reduced. As a result, the Reporting Person now owns 5.17% of the outstanding Common Stock.

Item 4.     Purpose of Transaction.

As provided above, the Reporting Person is a member of the Board of Directors of the Company.  As such, the Reporting Person participates in meetings and decision-making of management of the Company and the Board of Directors. By virtue of his position with the Company and his stock ownership, the Reporting Person may be deemed to control the Company.  The Reporting Person may from time to time develop plans respecting, or propose changes in, the management and personnel of the Company, composition of the Board of Directors, policies, operations, capital structure or business of the Company.  In addition to the foregoing, the Reporting Person intends to review his holdings in the Company on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Company’s securities, the results of operations and prospects of the Company and its businesses, general economic, market and industry conditions, and the Reporting Person’s overall investment portfolio, strategic objectives and financial condition, the Reporting Person may from time to time consider a number of possible strategies, including, among other things: (a) continued ownership of the Company’s equity currently beneficially owned by the Reporting Person; and (b) acquiring additional interests in or disposing of some or all of his interests in the Company in the open market, in privately negotiated transactions or otherwise.  Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)         The Reporting Person beneficially owns 584,702 shares of Common Stock of the Company, constituting 5.2% of the 11,299,383  outstanding shares of Common Stock of the Company as of June 2, 2020.  This excludes 15,845 shares of Common Stock underlying restricted stock units that will vest on December 13, 2020. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

(c) Not applicable.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Person.

(e)           Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2020

/s/ Leon Kopyt
Leon Kopyt